INVEST IN **FLIGHT PENGUIN**

The browser extension that takes the pain out of flight search



Departures
Friday
Saturday
CHI 12 am
MIA 1 am
4 am
8 am
12 pm
4 pm
8 pm
12 am
4 am
12:00am
5:00am
$183 United
7:52am
ORD
11:33am
MIA
$183 United
$187 American
$138 Spirit
$49 JetBlue
JFK
$144 Frontier
$90 American
LGA
$90 American
LGA

flightpenguin.com San Francisco CA

Technology Software App Travel SaaS

LEAD INVESTOR



Adam Goldstein Former Co-founder and CEO of Hipmunk

I spent years working to make Hipmunk the world's best travel site and was devastated when Concur shut it down after acquiring it. I committed to myself that whatever came next would be even better. One lesson we learned is that airlines look out for themselves and nobody else. Travel sites regularly agree to hide cheaper flights so the airlines pay them, and I want no more of that. By building Flight Penguin as an extension that runs searches entirely inside the browser, there's no need to collude with airlines. I was delighted when Max took the role as CEO of Flight Penguin; he's incredibly effective at building product and really listens to users. The spiritual successor to Hipmunk is off to a great start!

Invested $10,000 this round & $107,143 previously

Highlights

1. 😃 2000+ users, 4.75 star reviews, 3x better than industry average churn rate.
2. 💪 Backed by the CEO & CTO of Reddit, former CEO of Hipmunk, and former CEO of HigherMe.
3. ✈️ Innovative UX requires 15x less searches than Expedia to book a flight.
4. 💻Browser extension = business model with higher customer LTV and retention than competitors.
5. 🐿️ Inspired by Hipmunk, which sold to Concur for $58M in 2016.

5. 🐿️ Inspired by Hipmunk, which sold to Concur for $58M in 2016.

6. 🤑Online travel is a $20 billion/year market.

Our Team



Max Morlocke Cofounder + CEO

Serial founder and product development leader. Former Head of Engineering at MineralSoft (YC W16) and Cofounder + CTO of Lexria.

> Adam and I were both extremely frustrated that Hipmunk was shut down. There's no one else out there with as compelling of a user experience. We figured out how to address the failures of Hipmunk while building on the great legacy of successes in building Flight Penguin.



Adam Goldstein Board Chairman

Former founder + CEO of Hipmunk, former YC visiting partner, currently developing new models for biological systems with a focus on cancer at Levin Lab @ Tufts University.

Flight search is broken.

The internet should make travel easier, yet despite 20+ years of 'innovation', searching for flights online is still a hair-tearing experience. Don't just take our word for it, look at the statistics:

- The abandon rate for flight booking remains high at 87.8% [1]
- The average person ends up searching for flights 48 times before booking a trip [2].
- More than 70% of users churn from travel mobile apps in the 90 days after installation, which is more than 60% worse than the average for mobile apps [3].


Online travel agencies average more than $20B/year in revenue combined
...and users aren't happy with the incumbents
Average of 48 flight searches before booking
88% booking abandon rate
>70% customer churn in travel mobile apps
Flight Penguin

Leveraging lessons from companies like Hipmunk and Honey, Flight Penguin is a browser extension that takes the pain out of flight search.

Flight Penguin

Why is flight search broken?

Research shows there are two main drivers of user frustration with the flight search process:

- Users don't trust that flight search providers are finding a good, fair deal.
- Users find results to be a confusing mess, making it hard to find a flight they actually want to fly on.

Take a look at results from top online travel agencies, metasearch sites, and airlines and see the careless design for yourself:

Why is it so bad? Part one



- Less than 50% of the screen dedicated to actual results.
- Results contain inline ads.
- Plain text design makes it hard to compare flights.
- Weak recommendations frequently suggest redeye flights on minimally cheaper budget carriers as the best option.

Flight Penguin

Why is it so bad? Part two



Different Priorities: Online travel agencies underinvest in their product experience, they typically spend 2-5x more on marketing than product.

Balkanized Market: Carriers like Southwest, Ryanair, and Delta refuse to share flight data and have sued travel providers to prohibit display.

Anticompetitive behavior: Online travel agencies enter into

contracts with airlines that force them to hide flights on specific routes if the carrier is not the cheapest option.







User hostile design
Users want to compare and book flights. Less than 50% of each online travel agency's screen is devoted to results. Included in those results are ads. Airlines dedicate more space, but eat much of it with fare option upsells.

Conventional practices
Online travel agencies and airlines make flights difficult to compare - you're provided a view that looks like a ticket. It's intentionally made difficult to compare!

Weak top recommendations
The top recommendation from each travel agency was a nonstop 6:20 AM flight on a budget airline. Both surveyed airline sites also favored redeyes.

Uncomprehensive search
Two of the three travel agency examples were unable to find the cheapest option, a $49 flight from JetBlue.





What does better look like?

Flight Penguin's goal is to make it easy and trustworthy to search for a flight; you should be able to plan and book in just one search with confidence that you're getting a great deal. Users should be put in the driver seat with information presented in an easy to digest and compare manner. Trust is built by eliminating any and all chicanery - no agreements with airlines, no ads, no redirects.

What does better look like?



- More flights on screen.
- Timeline view makes it easy to compare flights - easy to see start, stop, layovers, duration.
- No ads.
- Pain score works to get the best comfort + price.
- Highly intuitive filtering & sorting.

You can see the effects of these principles in practice when using Flight Penguin. For example: when searching for a simple one way flight from Chicago to Miami on March 4, 2022 (search executed on Friday, February 18, 2022 @ 4 PM Eastern

Time):


Timeline View
Our time-bar view makes it easy to see more flights on the page and compare the takeoff, landing, layover, and duration times.
No nonsense
No ads, scams, or grifts; just a simple flight results in an easy to read and use interface.
Sensible Sorting
Our pain score finds the best choice of comfort and efficiency - a sensible, low cost nonstop flight on a premium airline.
User first design
Intuitive design allows users to slide the destination and arrival time icons to filter flights in real time.
Comprehensive Search
We search over 600+ airlines, including value providers. Here, we found a $49 trip that 85% of online travel agencies miss.
Accessible Design
Designed from the ground up with accessibility in mind, our extension is fully keyboard navigable with screen reader support.

We've built this as a browser extension - the best of both worlds between a mobile app and a website. Being a browser extension gives us the ability to show the lowest fares without going through airline servers or airline contracts, since we can search and compile all the data from your browser. Like an app, always maintain a connection with our users.


How does better work?
Flight Penguin is a browser extension.
Obtain more data reliably: Operating in browser allows us to make requests using the user's browser, making it much harder to block.
Always connected: Always-on extension allows us to offer Flight Penguin's search at the right time, constantly.
Universal support: Extensions can work on mobile and fixed devices.
Flight Penguin

Where are we at now?

Since publicly launching Flight Penguin in January, **we've added more than 2500 users.** We now support all Chromium based browsers, including Chrome, Edge, Opera, and Brave. We are already seeing the results of how we add value to our

customers' flight booking experiences:

- It takes less than three searches before booking a flight, compared to Expedia's 48.
- Our 90 day churn is under 30%, which is more than 2x better than the industry average.
- Our review rating is currently at 4.75 stars out of 5, also higher than industry average.

How far along are we?



Flight Penguin launches as a paid Chrome extension.
UI redesigned to allow for infinite flights.
Timeline sliders launched to allow users to filter flights based on departure and arrival times.
Public launch as a free extension
Support for all Chromium browsers
2021
2022
Max joins Adam as a cofounder.
Pain algorithm implemented to suggest the best possible flights.
Reliability improvements to prepare for public launch.
Filtering on number of layovers, airlines, and others.



Installed Users
Projections
1500
1000
500
0
Installed Users
December
January
February
March
April
Month

Future projections cannot be guaranteed

What do we want to build in the future?

Strategically, we want to grow our user base. The best way to do that is to offer solutions for more users, which involves offering our extension in more browsers and on more platforms. Offering our extension on iOS and Android devices will greatly expand our market. Offering Flight Penguin for Safari and Firefox would allow us to offer a solution for all computer based users. Tactically, we have a roadmap of features based on market research and customer feedback.

Our Backers:

We are backed by extremely respectable and successful startup veterans, including Adam Goldstein of Hipmunk and **Steve Huffman, Co-Founder & CEO of Reddit!**

This sounds familiar...


Flight Penguin is backed by the Hipmunk founding team and early employees.
Adam Goldstein
Cofounder, CEO Hipmunk
Former YC Partner
Board Chairman, Flight Penguin
Steve Huffman
Cofounder, CTO Hipmunk
Cofounder, CEO Reddit
Investor, Flight Penguin
Chris Slowe
Chief Data Scientist Hipmunk
CTO Reddit
Investor Flight Penguin
And built by a startup veteran
Max Morlocke
Cofounder, CEO Flight Penguin
Cofounder, CTO Lexria
Head of Engineering, MineralSoft
Flight Penguin

Learning from the Past:

We believe in transparency: for flights and our business. Our last venture, Hipmunk, was shut down. However, the lessons we learned from that have made us more equipped to successful run Flight Penguin.

Wasn't Hipmunk shut down?

Yes, and we learned a lot...



- **Users are passionate about a good user experience.** Hipmunk's growth was driven by passionate users. They loved the product and evangelized it because it was light years better than the competition (and still would be...).
- **Customer lifetime value was too low.** Ads produced too little revenue and the lifetime value of a customer was too low. The low lifetime value made marketing economically unfeasible.
- **Airline relationships are destructive.** Budget carriers wouldn't display flights, but would pay for ads. Major airlines required certain results to be hidden. These problems made showing the best algorithmic choice hard.

Flight Penguin

So what's that all mean Flight Penguin will do?

Keep what made Hipmunk successful:

- **User Experience:** Always focus on making flight search easier.
- **Value users time**: Provide a pain score to make decision making easy.
- **Simplify**: Removing noise users don't care about.
- **Passion**: Invest in what users are passionate about.

Learn from Hipmunk's agony:

- **Monetize without ads**: As a browser extension, we can focus on monetizing free users by selling information about user's search intent.
- **Reward user passion**: Provide a rewards loop for users who evangelize Flight Penguin.
- **No airline relationships**: With no relationships with the airlines, we can build trust by focusing on providing the best possible flight, 100% of the time.

Flight Penguin

Use of Funds:

We are looking to raise **$1.07M** to fund product development, growth, and user rewards.


What will we use the fundraise for?
Product development: Expand our footprint by supporting all major desktop browsers (Firefox, Safari) and mobile devices. This will give us a significant increase to our total addressable market. We also will expand our value proposition by delivering our roadmap faster.
Growth: Encourage users to share Flight Penguin by bootstrapping our referral programs to increase our growth.
Loyalty: Reward users for continuing to use Flight Penguin to ensure our lifetime value remains high.
Flight Penguin


Flight Penguin Product Demo
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Citations

1: https://amadeus.com/en/insights/blog/converting-abandoned-bookings-airlines-salecycle#:~:text=The%20average%20abandonment%20rate%20in,is%20even%20higher%20at%2087.8%25.

2: https://www.expedia.com/stories/tapping-big-data-to-make-air-booking-easier/

3: https://www.apptentive.com/blog/2021/03/24/travel-apps-2021-engagement-benchmarks/